

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2015

Via E-mail
Mr. Matthew J. DiLiberto
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Avenue
New York, NY 10170

> **Re:**   **SL Green Realty Corp.**
> **Form 10-K**
> **Filed February 24, 2015**
> **File No. 001-13199**
>
> **SL Green Realty Operating Partnership, L.P.**
> **Form 10-K**
> **Filed February 24, 2015**
> **File No. 33-167793-02**

Dear Mr. DiLiberto:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Funds From Operations, page 63

1.   We note that you have calculated FFO based upon net income attributable to SL Green common stockholders and non-controlling interests. In future filings, please revise the label of this non-GAAP measure to indicate that it is attributable to SL Green common stockholders and non-controlling interests.

Matthew J. DiLiberto
SL Green Realty Corp
May 1, 2015
Page 2

Consolidated Statements of Equity, page 75

2.   Please include reconciliations for equity interests classified outside of permanent equity as required by ASC 810-10-50-1A in the consolidated statements of equity, or in a note thereto. In that regard, we note that you have provided a rollforward of the noncontrolling interests in the operating partnership in Note 11 but no such rollforward has been included for the preferred units.

Note 3. Property Acquisitions, page 100

2014 Acquisitions, page 100

3.   Please disclose the acquisition-date fair value of your equity interest in 388-390 Greenwich Street immediately before the acquisition date and the valuation technique(s) used to measure fair value. Refer to ASC 805-10-50-1(g).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any questions.

                                        Sincerely,

                                        /s/ Daniel L. Gordon

                                        Daniel L. Gordon
                                        Senior Assistant Chief Accountant